Fiscal 2018

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) dated as of September 24, 2018, should be read in conjunction with the audited consolidated financial statements of DHX Media Ltd.’s (“DHX Media”, the “Company”, "we”, “our” or “us”) for the years ended June 30, 2018 and 2017 and accompanying notes. The audited consolidated financial statements and accompanying notes for the years ended June 30, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
All currency amounts are in thousands of Canadian dollars unless otherwise noted. Some figures and percentages may not total exactly due to rounding.
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. Although these measures do not have standardized meanings and may not be comparable to similar measures presented by other companies, these measures are defined herein or can be determined by reference to our financial statements. The Company discusses these measures because it believes that they facilitate the understanding of the results of its operations and financial position.
DHX Media is a public company whose common voting shares (“Common Voting Shares”) and variable voting shares (“Variable Voting Shares”) are traded on the Toronto Stock Exchange (“TSX”) under DHX and on the NASDAQ Global Trading Market (“NASDAQ”) under DHXM. Headquartered in Canada, DHX Media has offices worldwide.
Further information about the Company can be found on our website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.
Caution Regarding Forward Looking Statements
This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements with respect to:
•the business strategies and strategic priorities of the Company;

•	Management’s financial targets and priorities, and the future financial and operating performance and goals of the Company and its subsidiaries;

•	the timing for implementation of certain business strategies and other operational activities of the Company;

•	the markets and industries, including competitive conditions, in which the Company operates;

•	the Company’s production pipeline;

•	the financial impact of its long-term agreements with Mattel, Inc. and other strategic brand partnerships; and

•	the Company’s cost reduction and deleveraging initiatives.
Forward-looking statements are based on factors and assumptions that Management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results; (ii) the expected pace of expansion of the Company’s operations, (iii) the Company’s ability to restructure its operations and adapt to a changing environment for content; (iv) future general economic and market conditions, including debt and equity capital markets; (v) the impact of increasing competition on the Company; and (vi) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.
A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.
This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2018 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Factors” contained in this MD&A.
These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

Business Overview
DHX Media is a leading independent children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the Degrassi franchise. We focus on children and family content given the international reach and longer lifespan of this genre of programming and the potential to monetize this content across multiple revenue streams. Kids’ and family content travels across cultures and animated series, in particular, can be easily dubbed into multiple languages. Such content does not lose relevance as easily as other genres; and therefore, can be licensed into numerous markets over and over again for many years.
As one of the world’s foremost producers of children’s series, DHX Media owns the world’s largest independent library of children’s content, currently at 13,000 half-hours. We monetize our content and related intellectual property (“IP”) mainly by:

1.	producing and distributing shows to over 500 broadcasters and streaming services worldwide;

2.	generating ad-supported video-on-demand (“AVOD”) revenue through our wholly owned subsidiary, WildBrain (“WildBrain”), which operates one of the largest networks of children’s channels on YouTube; and

3.	realizing royalties from consumer products based on our IP and brands.
DHX Media also operates the Family suite of linear specialty channels in Canada, which has been a trusted broadcaster for over 25 years and provides stable cash flow that serves to fund and facilitate new content for our library. In addition, we represent third-party lifestyle and entertainment brands around the world through our wholly owned agency business, Copyright Promotions Licensing Group (“CPLG”), through which we are realizing operational synergies by using CPLG as the agent for a number of our own brands.
Revenue Model
DHX Media operates through three primary business areas: 1) Production and Distribution of Content, 2) Television, and 3) Consumer Products Representation.

1.
Production and Distribution of Content relates to business segments that derive revenue from DHX Media’s owned IP or use of the Company’s production studios (the “Content Business”), and includes the production of our own proprietary content (“Proprietary Production”); third-party service work (“Producer and Service Fee”); distribution of proprietary and third-party titles across linear and streaming platforms including digital distribution on YouTube through our WildBrain network (“Distribution”); and royalties derived from licensing our own IP including partnership brands such as Mattel (“Consumer Products-Owned”);

2.	The Television segment derives revenue from the operation of our Family broadcast channels in Canada (“Television”); and

3.	The Consumer Products Representation segment generates commissions from the representation of third-party brands (“Consumer Products-Represented”).
Proprietary Production Revenue
Revenue from Proprietary Production is generated by licensing the initial broadcast rights for our proprietary titles. These fees are typically collected in stages, including partially upon commissioning of a production, partially during production, and partially once a completed production is delivered for broadcast, and also at some point in time after delivery as a holdback (see note 3 of the Fiscal 2018 financial statements for additional details on revenue recognition).
Producer and Service Fee Revenue
Producer and Service Fee is earned for producing television shows (both animated and live-action), feature films, direct-to-digital movies, and movies of the week for third parties, and also includes production revenues related to the Company’s strategic partnerships including Mattel.
Distribution Revenue
DHX Media is able to retain the ownership rights to its Proprietary Production titles. Once a new proprietary production is completed and delivered, the program is included in the Company’s library. Further licensing of the broadcast rights of the program is included in Distribution revenue. In addition to revenue from the licensing of initial broadcast rights, the Company is able to concurrently generate revenue from distributing the series in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, Netflix, YouTube, Amazon, and home entertainment) for specified periods of time. The Company is also able to obtain the distribution rights of third-party produced titles to generate additional distribution revenue.
WildBrain revenue is included as a sub-category of Distribution. WildBrain is our platform of kids’ AVOD channels on which we distribute both our own IP and third-party brands on YouTube. We earn revenue derived from advertising on WildBrain channels.

Consumer Products-Owned Revenue
Consumer Products-Owned revenue is earned from licensing royalties based on our proprietary brands (among others, Peanuts, Strawberry Shortcake, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos), including merchandising, publishing, music rights, live tours and themed-events, and interactive games and apps as well as from consumer products royalties earned through our strategic brand partnerships such as with Mattel.
Television Revenue
The Company generates Television revenue through the ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. Revenues are primarily derived through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. The channels also generate revenues from advertising and promotion activities; however, the majority of revenues are expected to continue to be derived from subscriber fees. In addition to linear television, all four channels have multi-platform applications, which allow for their content to be distributed both on-demand and streamed and are supported by websites and apps designed to engage viewers and support their loyalty to the brands.
Consumer Products-Represented Revenue
Consumer Products-Represented includes revenues earned from CPLG. CPLG is a wholly owned agency business based in Europe that earns commissions on consumer products licensing agreements from DHX Media’s own brands and third-party brands from film studios and other independent IP owners.
Strategy and Outlook
Fiscal 2018 has been a year of transition as we reshape the Company and reset our priorities to return to sustainable growth and capitalize on the changing market environment for kids’ content. There has been a refinement of DHX Media’s content-driven strategy to focus on our key assets in order to benefit from the largest market opportunities.
As a content producer, distributor and IP owner, DHX Media continues to be focused on the multiple ways in which we can monetize this content, including producing and distributing the shows that kids love across all media platforms, and deriving royalties from consumer products based on our shows and brands.
Evolving Market for Content
As the market for content expands and evolves, major streaming platforms, such as Netflix, Amazon, Hulu and Apple, are investing in larger-budget, premium original shows, often based on established brands. At the same time, YouTube has emerged as one of the most popular destinations for short-form kids’ entertainment.
To capitalize on these two significant segments of the market, we are leveraging our position as the owner of both the world’s largest independent library of children’s content, currently comprising over 13,000 half-hours, and of WildBrain, our market-leading network of kids’ videos on YouTube, in order to address the growing markets for premium content and short-form content, respectively.
Content Strategy - Focused on Producing Premium Content and Growing WildBrain
Building content-driven brands is at the heart of DHX Media’s business. Management is committed to returning to growth by executing on a disciplined strategy aimed at generating attractive returns on invested capital, improving cash flow and driving organic growth. To that end, our strategy has evolved to build brands guided by the following key priorities:

•
Developing New, and Revitalizing Classic Brands with Content on WildBrain - Invest in more, lower-cost short-form YouTube content to deliver rapid returns on investment by leveraging data from WildBrain's 2.4 billion monthly views and more than 50 million subscribers to create and develop global brands.

•
Developing Premium Kids’ Content to Build Franchise Brands - Prioritize new content development on premium, original long-form series to meet rising demand from major streaming platforms for exclusive programming; develop and expand global franchise brands supported by new premium content to drive consumer products royalties; and

During Fiscal 2018, we began to shift the business and integrate operations around these priorities. We are focusing on a targeted production slate and select brands that will improve profitability and generate revenue across multiple lines of business. We expect Fiscal 2019 to begin to show the benefit of the changes we have made throughout the prior fiscal year, and begin to demonstrate the value of our strong and unique portfolio of assets.

Fiscal 2019 Priorities

Key Priorities	Fiscal 2019 Objectives
Developing New, and Revitalizing Classic Brands with Content on WildBrain
–
Continue to drive significant revenue growth in WildBrain
–
Increase investment in original short-form content
–
Launch new series for franchise brands on Youtube
–
Pursue additional YouTube channel acquisition opportunities

Developing Premium Kids' Content to Drive Franchise Brands
–
Target select high-end originals to meet demand for exclusive programming
–
Greenlight production on new series with greater consumer products potential
–
Drive major agreements for Peanuts to grow brand awareness and its licensee base
–
Launch consumer products programs on new brands

Improve Cash Flow and Balance Sheet	– Further rationalize overhead expenses and operating efficiencies – Apply excess cash flow to debt repayment and invest in our rapidly growing WildBrain business

Financial Highlights for the Year Ended June 30, 2018

•
Fiscal 2018 continued to be a year of transition. We focused on improving efficiencies, rationalizing costs and began to reshape the business and integrate operations around our key imperatives of building brands by: (1) developing premium kids’ content; and (2) developing new, and revitalizing classic brands on WildBrain, in order to return to sustainable, profitable growth, improve cash generation and strengthen the balance sheet.

•
Consolidated revenue grew 45% to $434.4 million in Fiscal 2018, compared to Fiscal 2017. Loss before income taxes increased 199% to $5.3 million in Fiscal 2018, from a loss of $1.8 million Fiscal 2017. Adjusted EBITDA increased 12% to $97.5 million in Fiscal 2018, compared to Fiscal 2017. Please see the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA. The increases in both revenue and adjusted EBITDA were driven by the acquisition of Peanuts on June 30, 2017, and by continued strong growth in WildBrain. The loss before income taxes was driven primarily by an increase in write-down of certain investments in film and television programs, acquired and library content, and impairment of intangible assets.

•
WildBrain revenue rose 68% to $57.3 million, compared to the prior year. WildBrain is increasingly monetizing our library content online, and is also managing a growing number of channels for third-party brand and IP owners, reflecting more and more kids’ content being consumed on this fast-growing distribution channel.

•
Excluding acquisition growth of $145.5 million, revenue for Fiscal 2018 of $288.9 million was down 3% to the previous 12 months, at $298.7 million. In particular, traditional distribution revenue was impacted by a reduction in proprietary half-hours produced in Fiscal 2018, to 103 episodes versus 194 a year ago. This resulted as we started to move to a production slate comprised of fewer, but higher-value premium shows for key brands and to serve the demand from major streaming services for more exclusive programming, compared with library volume deals of previous years.

•
The Company’s focus on building brands supported by new content is realizing incremental returns through our brand partnership with Mattel, which generated approximately $25.8 million in distribution revenue and consumer products royalties in Fiscal 2018.

•
The result of moderating investment in content to focus on a targeted production pipeline and premium brands is translating into improved cash flow. For Fiscal 2018, cash provided by operating activities was $13.4 million, or approximately $37.8 million if we exclude the $24.4 million in items related to the Peanuts and Strawberry Shortcake acquisition and associated refinancing costs.

•
In the current year, a net loss of $14.1 million was reported versus a net loss of $3.6 million in the prior year. The higher net loss reflected lower margins in Fiscal 2018 partly due to the new mix of our business with Peanuts, as well as a write-down of $12.0 million related to third-party shows licensed for our Family TV channels, acquired content, older titles in the library, and certain intangible assets as part of our annual impairment review.

•
Subsequent to year end, the Company announced the suspension of the quarterly dividend. The approximate annual savings of $10.0 million from the suspension of the dividend will be used to pay down debt and invest in WildBrain growth opportunities.

•
On July 23, 2018, we completed the sale of a minority stake in Peanuts Holdings LLC (“Peanuts”) to Sony Music Entertainment (Japan) Inc. (“Sony”). Sony acquired 49% of the Company’s 80% interest in Peanuts. Net proceeds of US$161.3 million were used to pay down a portion of the Company’s term loan.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
The summary consolidated financial information set out below for years ended June 30, 2018, 2017, and 2016 has been derived from the Company’s audited consolidated financial statements and accompanying notes for those fiscal years and can be found on DHX Media’s website at www.dhxmedia.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.
Each reader should read the following information in conjunction with those statements and the related notes.

	Fiscal	Fiscal	Fiscal
	2018	2017	2016
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:[1]
Revenues	434,416	298,712	304,817
Direct production costs and expense of film and television produced	(244,244)	(143,112)	(126,985)
Gross margin[2]	190,172	155,600	173,322
Selling, general, and administrative	(86,200)	(74,133)	(75,614)
Write-down of investment in film and television programs, acquired library and content, and impairment of intangible assets	(12,027)	(1,540)	(1,750)
Amortization, finance and other expenses, net	(97,202)	(81,690)	(63,169)
Provision for income taxes	(1,491)	(1,871)	(5,121)
Net income (loss)	(6,748)	(3,634)	27,668
Net income attributable to non-controlling interests	(7,312)	—	—
Net income (loss) attributable to the Shareholders of the Company	(14,060)	(3,634)	27,668

Basic earnings (loss) per common share	(0.10)	(0.03)	0.22
Diluted earnings (loss) per common share	(0.10)	(0.03)	0.22
Weighted average common shares outstanding (expressed in thousands)
Basic	134,506	134,059	126,146
Diluted	134,506	134,884	127,682

Consolidated Balance Sheet Data:
Total assets	1,476,792	1,761,705	910,166
Total liabilities	1,076,000	1,345,852	573,331
Shareholders’ equity	400,792	415,853	336,835

Other Key Performance Measures:
Adjusted EBITDA[2]	97,485	87,334	103,689
Cash flow from operating activities	13,364	(6,536)	(21,291)
Proprietary half-hours of content delivered	103	194	215

1The financial information for the year ended June 30, 2018 includes the full results for all of the Company’s operations and all its subsidiaries, including Peanuts and Strawberry Shortcake, though not for Ellie Sparkles, which was acquired on September 17, 2017. The financial information for Fiscal 2017 includes the full results for all of the Company’s operations and all its subsidiaries, except Kiddyzuzaa, as it was acquired on March 3, 2017, and fully excludes Peanuts, Strawberry Shortcake, and Ellie Sparkles. The financial information for Fiscal 2016 includes the full results for all of the Company’s operations and all its subsidiaries, except Peanuts, Strawberry Shortcake, Kiddyzuzaa, and Ellie Sparkles.
2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

Results for the year ended June 30, 2018 (“Fiscal 2018”) compared to the year ended June 30, 2017 (“Fiscal 2017”)
Revenues
Consolidated revenue for Fiscal 2018 was $434.4 million, compared to $298.7 million for Fiscal 2017, an increase of $135.7 million, or 45%. The increase was due to growth in total distribution revenue, which itself was due to growth in WildBrain; growth in Consumer Products-Owned revenue, which resulted from the Peanuts acquisition; and higher Producer and Service Fees, of $18.8 million, due to an increase in service work at DHX Media’s studios. The increases were partially offset by lower revenues in the Company’s Proprietary Production, Consumer Products-Represented, and Television businesses, which experienced respective declines of $17.1 million, $5.8 million, and $2.4 million in Fiscal 2018, compared to Fiscal 2017. Excluding revenue of $145.5 million from acquisitions, revenue declined 3%, or $9.8 million.
Business segmented revenues for Fiscal 2018 are summarized in the following table:

Revenue Component	Fiscal 2018			Fiscal 2017	Variance
(shown in thousands)	Organic ($)	Acquired ($)	Total ($)	$	$	%

Distribution excluding WildBrain	53,370	13,441	66,811	66,379	432	1%
WildBrain	53,855	3,427	57,282	34,029	23,253	68%
Total Distribution Revenue	107,225	16,868	124,093	100,408	23,685	24%

Proprietary Production Revenue	19,793	-	19,793	36,878	(17,085)	(46)%

Producer and Service Fees	77,770	-	77,770	58,976	18,794	32%

Consumer Products-Owned	16,054	128,658	144,712	26,254	118,458	451%

Content Business	220,842	145,526	366,368	222,516	143,852	65%

Television	55,014	-	55,014	57,382	(2,368)	(4)%

Consumer Products-Represented	13,034	-	13,034	18,814	(5,780)	(31)%

Total Revenue	288,890	145,526	434,416	298,712	135,704	45%
Content Business: The Company's Content Business is comprised of its Total Distribution (including WildBrain), Proprietary Production, Producer and Service Fees, and Consumer Products-Owned business segments, which relate to revenues derived from the Company’s owned IP or studio production facilities, comprised of proprietary production, as well as service production, and also including strategic partnerships, whereby we participate in higher back-end economics on partnership brands.
Content Business revenue increased to $366.4 million in Fiscal 2018, compared to $222.5 million in Fiscal 2017, an increase of $143.8 million, or 65%. The increase was driven by the acquisition of Peanuts and Strawberry Shortcake, which significantly grew Consumer Products-Owned revenue, to $144.7 million, and by the strong growth experienced in WildBrain revenues. Proprietary Production revenue decreased to $19.8 million in Fiscal 2018, compared to $36.9 million in Fiscal 2017, a decrease of $17.1 million, which was more than offset by the growth in Producer and Service Fees revenue, of $18.8 million. The decrease in Proprietary Production revenue was part of the Company’s strategy to moderate the elevated pace of content investment over the past few years to focus on a more targeted slate and key brands. Fewer new productions contributed to Distribution (excluding WildBrain) revenue being largely level, at $66.8 million in Fiscal 2018, compared to $66.4 million in Fiscal 2017, as the Company began transitioning the business to serve the demand from major streaming services for more exclusive programming compared with library volume deals of previous years.
Excluding acquisitive growth, the Content Business revenue of $220.8 million in Fiscal 2018 was flat, relative to the $222.5 million earned in Fiscal 2017. Organic growth in WildBrain, of $19.8 million, and Producer and Service Fees of $18.8 million, were offset by declines in Proprietary Production, of $17.1 million, Distribution (excluding WildBrain), of $13.0 million, and Consumer Products-Owned, of $10.2 million.
Content Business included the following business segments:

•
Total Distribution including WildBrain: Total Distribution revenue increased to $124.1 million in Fiscal 2018, compared to $100.4 million in Fiscal 2017, an increase of $23.7 million, or 24%. The increase in Fiscal 2018 was driven by significant growth experienced in the Company’s WildBrain platform, which increased to $57.3 million in Fiscal 2018, from $34.0 million in Fiscal 2017, an increase of $23.3 million, or 68%. Distribution (excluding WildBrain) revenues were $66.8 million in Fiscal 2018, compared to $66.4 million in Fiscal 2017, an increase of $0.4 million, or 1%.

Acquisitive revenue of $16.9 million was generated from the Peanuts, Kiddyzuzaa and Ellie Sparkles acquisitions. Excluding acquired revenue, WildBrain revenue rose 58%, as our library is increasingly monetized on this digital channel, while Distribution (excluding WildBrain) experienced revenue decline of 20%, reflecting fewer new titles being added as we shift to select productions to meet the rising demand for exclusive original programming.

•
Proprietary Production: Total Proprietary Production revenue decreased $17.1 million to $19.8 million in Fiscal 2018, compared to $36.9 million in Fiscal 2017. The decrease was more than offset by an increase in the Company’s Producer and Service Fees, which utilize the same production studios to earn revenues. During Fiscal 2018, the Company added 103.0 proprietary half-hours and 125.0 half-hours of third-party produced titles with distribution rights to the library (Fiscal 2017-194.0 proprietary half-hours and 101.0 third-party titles with distribution rights). Third-party titles with distribution rights largely arise as a result of the operational synergies associated with owning our linear television channels.

•
Producer and Service Fees: Producer and Service Fees revenue were $77.8 million in Fiscal 2018, compared to $59.0 million in Fiscal 2017, an increase of $18.8 million or 32%. The increase was due to maximizing our studio capacity with a number of key service projects, including My Little Pony for Hasbro, Carmen Sandiego for Netflix, and Rocky and Bullwinkle. $13.3 million in Producer and Service Fees (Fiscal 2017-$9.1 million) related to new content produced as part of the Company’s strategic pact with Mattel on Bob the Builder, Fireman Sam, Little People, and Polly Pocket, from which we benefit through incremental distribution revenues and consumer products royalties.

•
Consumer Products-Owned: For Fiscal 2018, Consumer Products-Owned revenues were $144.7 million, up $118.5 million, or 451% as compared to $26.3 million for Fiscal 2017. The increase was a direct result of the acquisition of the Peanuts and Strawberry Shortcake brands at the end of Fiscal 2017. The decline in organic revenue compared to prior year of $10.2 million was primarily due to the decline in live tour revenues to $0.2 million in Fiscal 2018 compared to $6.9 million in Fiscal 2017.

Television: For Fiscal 2018, Television revenues were $55.0 million, compared to $57.4 million for Fiscal 2017, a decrease of $2.4 million, or 4%. Subscriber revenue continued to account for approximately 93%, or $51.1 million (Fiscal 2017 - 93%, or $53.2 million) of the Television revenues, while advertising, promotion, and digital revenues contributed 7%, or $3.9 million (Fiscal 2017 - 7%, or $4.1 million) on a combined basis. The 4% decline in the subscriber revenues was in line with Management's expectations.
Consumer Products-Represented: For Fiscal 2018, Consumer Products-Represented revenues were $13.0 million, compared to $18.8 million in Fiscal 2017, a decrease of $5.8 million, or 31%. The decline reflected the continuing transition of the business unit in shifting its customer base as revenues dropped off from Despicable Me and Minions, which benefited Fiscal 2017.
Gross Margin
Gross margin is calculated by taking revenue less direct production costs and amortization related to investment in film & television programs.

	Fiscal 2018		Fiscal 2017

(shown in thousands, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %

Content Business	144,162	39%	102,099	46%
Television	32,976	60%	34,687	60%
Consumer Products-Represented	13,034	100%	18,814	100%
Total Gross Margin	190,172	44%	155,600	52%
Consolidated gross margin for Fiscal 2018 was $190.2 million, an increase of $34.6 million, or 22%, compared to $155.6 million for Fiscal 2017. Gross margin percentage for Fiscal 2018 was 44% of revenue, compared to 52% of revenue for Fiscal 2017, as the acquisition of Peanuts and Strawberry Shortcake has altered the composition of the Company’s gross margin, which is described further below. The Peanuts and Strawberry Shortcake acquisition contributed $59.7 million in gross margin to the Content Business in Fiscal 2018.
The Content Business gross margins were $144.2 million in Fiscal 2018, an increase of $42.1 million, or 41%, compared to $102.1 million in Fiscal 2017. Excluding the acquisition of Peanuts and Strawberry Shortcake, gross margin of the Content Business declined $17.6 million, or 17%, primarily as a result of revenue declines in Distribution (excluding WildBrain). Gross margin percentage for Fiscal 2018 was 39% of revenue, compared to 46% of revenue for Fiscal 2017. The decline in gross margin percentage was largely due to four factors:

i)	the impact of the acquisition of Peanuts, which yields a lower gross margin due to the revenue-based talent fee payable to the estate of Charles M. Schulz;

ii)
the mix of higher service productions, especially for the Mattel strategic brand partnership, which have a lower gross margin but carry with them significant distribution and consumer products rights for DHX Media;

iii)	higher than normal third-party traditional distribution revenues, which carry lower gross margins; and

iv)	the continued strong growth of third-party revenues in WildBrain, which are at lower gross margins, but are expected to continue to drive increasing revenue growth.
Television gross margins were $33.0 million for Fiscal 2018, a slight decline compared to the $34.7 million in the prior year. Gross margin percentage for Fiscal 2018 was 60%, flat versus Fiscal 2017, as the Company continued to maintain consistent margins by utilizing its large library to control content costs.
Consumer Products-Represented gross margins were $13.0 million in Fiscal 2018, compared to $18.8 million in Fiscal 2017, a decrease of $5.8 million. Gross margin percentage was 100% for both Fiscal 2018 and Fiscal 2017.
Operating Expenses (Income)
Selling, General, & Administrative (“SG&A”)
SG&A costs include compensation, overhead and administrative costs and travel expenses for corporate personnel and sales support as well as professional fees relating to our business development, public company listings and other general corporate expenses.
SG&A costs for Fiscal 2018 were $86.2 million, compared to $74.1 million for Fiscal 2017, an increase of $12.1 million, or 16%. These costs declined to 20% of revenue in the current fiscal year, compared with 25% in the prior year, and point to continued focus on company-wide cost-rationalization initiatives. Included in SG&A was $3.0 million in non-cash share-based compensation in Fiscal 2018, compared to $5.9 million in Fiscal 2017. The increase was primarily the result of additional costs related to the acquisition of Peanuts and Strawberry Shortcake.
Amortization and Expense of Acquired Libraries
Total amortization and expense of acquired libraries was $40.1 million for Fiscal 2018, compared to $28.1 million in Fiscal 2017, an increase of $12.0 million, or 43%, and included amortization of acquired and library content, amortization of property and equipment, and amortization of intangible assets.
Amortization of acquired and library content was $15.9 million in Fiscal 2018, compared to $10.5 million in Fiscal 2017, an increase of $5.4 million, or 51%. The increase was a direct result of the acquisition of Peanuts and Strawberry Shortcake.
Amortization of property and equipment (“P&E”) was $8.8 million in Fiscal 2018, compared to $6.2 million in Fiscal 2017, an increase of $2.6 million, or 43%. The increase was due to the full-year amortization of the Company’s new Vancouver animation studio and related post-production equipment, which was completed at the end of Fiscal 2017.
Amortization of intangible assets was $15.3 million in Fiscal 2018, compared to $11.4 million in Fiscal 2017, an increase of $3.9 million, or 34%. The increase was a direct result of the acquisition of Peanuts and Strawberry Shortcake and related amortization of certain assets associated with these brands.
Development, Integration and Other
Development integration and other were $10.6 million in Fiscal 2018, compared to $3.4 million in Fiscal 2017, an increase of $7.2 million. Included in the Fiscal 2018 charge was $5.5 million in severance and other integration costs, $4.7 million to support the Company’s strategic review and related activities, $0.3 million for development write-downs, and $nil related to the previously disclosed rebranding of DHX Television channels, compared to $1.7 million, $nil, $1.1 million, and $0.7 million, respectively in Fiscal 2017.
Write-down of Investments in Film and Television Programs, Acquired and Library Content, and Impairment of Intangible Assets
The Company recorded $12.0 million in the write-down of certain investments in film and television programs, acquired and library content, and impairment of intangible assets in Fiscal 2018, compared to $1.5 million in Fiscal 2017. The increase was comprised of write-downs of $4.8 million in investment in film, $2.8 million in Television content, $3.4 million in acquired and library content, and $1.1 million in intangible assets (Fiscal 2017 - $nil, $1.5 million, $nil, and $nil respectively). These write-downs are related to weaker than expected revenue performance for select library and acquired titles. The television programming write-down relates to licensed foreign programming that is no longer being aired on the Company’s television channels.

Finance Income (Expense)
Net finance expense was $46.6 million in Fiscal 2018, compared to $40.5 million in Fiscal 2017, an increase of $6.1 million, or 15%. The increase was primarily attributable to higher average debt levels related to the acquisition of Peanuts & Strawberry Shortcake, a net foreign exchange loss, and gain on movement in fair value of the embedded derivatives on the senior unsecured notes. A breakdown of the net interest expense was as follows:

	Fiscal 2018	Fiscal 2017
	$	$
Interest expense on bank indebtedness	788	348
Interest on long-term debt, obligations under finance leases and other	48,343	18,181
Early redemption penalties	—	13,464
Accretion on Senior Unsecured Convertible Debentures	1,586	—
Debt extinguishment charge	—	6,990
Net foreign exchange loss	7,700	3,226
Gain on movement in fair value of the embedded derivatives on senior unsecured notes	(11,251)	(1,968)
Other	(608)	213
	46,558	40,454
Interest on long-term debt is expected to decline as a portion of the Company’s Term Facility was repaid from the net proceeds arising from the sale of a minority stake to SMEJ in Peanuts, which closed on July 23, 2018. See Subsequent Event section in this MD&A.
Adjusted EBITDA Attributable to DHX Media
Adjusted EBITDA attributable to DHX Media was $97.5 million in Fiscal 2018, compared to $87.3 million in Fiscal 2017, an increase of $10.2 million, or 12%. The increase was due to the Peanuts acquisition, growth at WildBrain and higher Producer and Service Fees, partially offset by declines in Proprietary Production, Distribution (excluding WildBrain), Consumer Products-Represented and Television.
Please see the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.
Income Taxes
Income tax for Fiscal 2018 was an expense of $1.5 million, compared to $1.9 million in Fiscal 2017, a decrease of $0.4 million. While the Company incurred a loss before income taxes in both years, the Company incurred an income tax expense as a result of the jurisdiction in which the income was earned, where more income was earned in countries with higher tax rates. The lower tax expense in Fiscal 2018 was primarily a result of the lower tax rates resulting from the U.S. tax reform.
Net Income (Loss), Comprehensive Income (Loss), and Earnings Per Share
For Fiscal 2018, net loss attributable to DHX Media was $14.1 million, compared to a net loss of $3.6 million for Fiscal 2017, an increase of $10.4 million, or 287%. The higher net loss in the current fiscal year was due to an increase in gross margins resulting from the Peanuts acquisition, which were more than offset by higher SG&A, finance expenses, and amortization and impairment of assets. The impairment of assets related to third party shows licensed for our TV channels, acquired content and older library titles as part of the annual review of the carrying value across a range of assets.
Comprehensive income for Fiscal 2018 was $0.2 million, compared to comprehensive loss of $4.9 million for Fiscal 2017.
Earnings per share (both basic and diluted) was a loss of $0.10 per share in Fiscal 2018, compared to a loss of $0.03 per share in Fiscal 2017.

SUMMARY OF SELECTED CONSOLIDATED QUARTERLY INFORMATION
DHX Media’s results may vary on a quarterly basis due to the timing of production deliveries and distribution deals as well as seasonality in our WildBrain and Consumer Products businesses. Historically, our first quarter is the lightest (during summer months). Our second and third quarters tend to be stronger as our main markets are geared towards the fall and winter months especially during the Christmas season.

	Fiscal 2018[1]				Fiscal 2017[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share data)	$	$	$	$	$	$	$	$

Revenue	97,368	116,486	121,941	98,621	87,647	78,348	78,883	53,834

Gross Margin[2]	42,283	50,972	53,946	42,971	40,204	42,194	42,017	31,184

Adjusted EBITDA[2,3,4]	15,972	26,713	32,012	22,788	23,671	24,853	23,979	14,831

Net Income (Loss) attributable to the shareholders of the company[4]	(21,614)	(8,005)	7,411	8,148	(18,312)	7,551	5,755	1,372

Weighted average common shares outstanding (expressed in thousands)
Basic	134,506	134,562	134,481	134,407	134,231	134,162	134,068	133,788
Diluted	134,506	134,562	134,893	135,197	134,231	135,207	135,170	134,730
Basic Earnings (Loss) Per Common Share
	(0.16)	(0.06)	0.06	0.06	(0.14)	0.06	0.04	0.01
Diluted Earnings (Loss) Per Common Share	(0.16)	(0.06)	0.05	0.06	(0.14)	0.06	0.04	0.01

1All four quarters of Fiscal 2018 included the full results for all the Company’s operations including Peanuts and Strawberry Shortcake. Q1 2018 included Ellie Sparkles for only 16 days as it was acquired on September 15, 2017.
All four quarters of Fiscal 2017 included the full results for all of the Company’s operations but excluded Peanuts and Strawberry Shortcake, which were acquired on June 30, 2017, and Ellie Sparkles, which was acquired on September 15, 2017. Kiddyzuzaa, which was acquired on March 3, 2017, was included for all of Q4 2017, 29 days of Q3 2017, and excluded from Q2 2017 and Q1 2017.
2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.
3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures”, and a detailed calculation of each is included in the “Reconciliation of Historical Results to Adjusted EBITDA” section of this MD&A as Management believes this figure to be a more meaningful indicator of operating performance.
4Adjusted EBITDA and Net Income (Loss) in the table above reflect only the portions attributable to the Shareholders of the Company (excluding non-controlling interest).

Results for the three months ended June 30, 2018 (“Q4 2018”) compared to the three months ended June 30, 2017 (“Q4 2017”)
Revenues
Consolidated revenue for Q4 2018 were $97.4 million, compared to $87.7 million in Q4 2017, an increase of $9.7 million, or 11%. The increase was attributed to continued strong growth in WildBrain, and a significant increase in Consumer Products-Owned revenue due to the acquisition of Peanuts of Strawberry Shortcake, which experienced year-over-year increases of $4.1 million and $24.7 million, respectively.
Producer and Service Fees rose by $0.7 million to $22.2 million, as we maximized our studio capacity for service work as well as produced new content under the Mattel brand partnership where we benefit from incremental distribution and consumer products rights. This partially offset a year-over-year decline of $3.8 million in Proprietary Production revenue in Q4 2018 as we shifted production to focus on select proprietary titles to respond to the growing demand for premium originals and support key brands.
Television revenues grew by $0.9 million in Q4 2018, compared with the same quarter a year ago, which reflected consistent year-over-year subscriber revenues while we experienced traction in growing our advertising revenue stream. A decline of $1.6 million in Consumer Products-Represented business over the prior year quarter continued to reflect the shifting of the business’ customer base following the especially strong success of Despicable Me and Minions, whose revenue contribution has now fallen off.
Business segmented revenues for Q4 2018 are summarized in the following table:

Revenue Component	Q4 2018			Q4 2017	Variance
(shown in thousands)	Organic ($)	Acquired ($)	Total ($)	$	$	%

Distribution excluding WildBrain	6,133	5,240	11,373	26,582	(15,209)	(57)%
WildBrain	13,607	748	14,355	10,283	4,072	40%
Total Distribution Revenue	19,740	5,988	25,728	36,865	(11,137)	(30)%
Proprietary Production Revenue	2,187	-	2,187	6,027	(3,840)	(64)%
Producer and Service Fees	22,185	-	22,185	21,502	683	3%
Consumer Products-Owned	4,055	27,604	31,659	6,957	24,702	355%

Content Business	48,167	33,592	81,759	71,351	10,408	15%

Television	13,805	-	13,805	12,909	896	7%

Consumer Products-Represented	1,804	-	1,804	3,387	(1,583)	(47)%

Total Revenue	63,776	33,592	97,368	87,647	9,721	11%
Content Business: Content Business revenue increased to $81.8 million in Q4 2018, compared to $71.4 million in Q4 2017, an increase of $10.4 million, or 15%. The increase was driven by the acquisition of Peanuts and Strawberry Shortcake, which significantly added to Consumer Products-Owned revenue rising to $31.7 million, and strong growth in WildBrain with revenue up 40% to $14.4 million in Q4 2018.
Proprietary Production revenue decreased to $2.2 million in Q4 2018, compared to $6.0 million in Q4 2017, a decrease of $3.8 million, which was partially offset by an increase in Producer and Service Fees revenue. The decrease in Proprietary Production revenue underscored the Company’s strategy to moderate the elevated pace of content investment over the past few years to focus on a more targeted slate and key brands including our Mattel partnership brands. Distribution revenue (excluding WildBrain) declined to $11.4 million in Q4 2018, compared to $26.6 million in the prior year period, reflecting the move to focus on targeted, exclusive programming for major streaming customers instead of the heightened demand for library deals of prior years, as well as the migration of our library titles being increasingly monetized on WildBrain and a number of large deals in Q4 2017 not replicated in the current fourth quarter.
Excluding acquisitive growth, the Content Business decreased from $71.4 million in Q4 2017 to $48.2 million in Q4 2018, a decrease of $23.2 million. The year-over-year decrease was primarily due to lower revenues in Distribution (excluding Wildbrain), Proprietary Production and Consumer Products-Owned, which declined $20.4 million, $3.8 million, and $2.9 million, respectively. These were partially offset by higher year-over-year revenue growth in WildBrain of $3.3 million and Producer and Service Fees of $0.7 million.

The Content Business includes the following business segments:

•
Total Distribution (including WildBrain): Total Distribution revenue were $25.7 million in Q4 2018, compared to $36.9 million in Q4 2017, a decrease of $11.1 million, or 30%. Distribution (excluding WildBrain) revenue declined $15.2 million year over year, which was partly offset by the $4.1 million increase in WildBrain revenue.

Acquisitive revenue of $6.0 million was generated from the Peanuts, Kiddyzuzaa and Ellie Sparkles acquisitions. Excluding acquired revenue, total Distribution (including WildBrain) declined $17.1 million in Q4 2018, compared to Q4 2017. The decline was due to a quarter over quarter decrease of $20.4 million in the Distribution (excluding WildBrain) segment, partly offset by higher quarter over quarter revenues in WildBrain of $3.3 million.
Lower Total Distribution revenue was impacted by a reduction in proprietary titles produced as the Company focuses on a targeted slate and premium brands in response to major streaming customers seeking exclusive originals and being more selective on library titles, and the increasing shift to more short-form content on YouTube that is driving growth in WildBrain.

•
Proprietary Production: Total Proprietary Production revenue decreased $3.8 million to $2.2 million in Q4 2018, compared to $6.0 million in Q4 2017. The decrease was partly offset by an increase in Producer and Service Fees, which utilize the same production studios to earn revenues. During Q4 2018, the Company added 9.0 proprietary half-hours and 73.0 half-hours of third-party titles with distribution rights to the library (Q4 2017 - 54.0 proprietary half-hours and 33.0 half-hours of third-party titles with distribution rights). Third-party produced titles with distribution rights largely arise as a result of operational synergies associated with owning linear television channels.

•
Producer and Service Fees: Producer and Service Fees revenue was $22.2 million in Q4 2018, compared to $21.5 million in Q4 2017, an increase of $0.7 million, or 3%. The increase was due to maximizing our studio capacity with production service projects including $0.9 million (Q4 2017 - $2.5 million) in revenues related to the Company’s strategic brand partnerships with Mattel which also contribute distribution and consumer products revenues.

•
Consumer Products-Owned: For Q4 2018, Consumer Products-Owned revenues were $31.7 million, up $24.7 million, or 355%, compared to the $7.0 million earned in Q4 2017 as a direct result of the acquisition of the Peanuts and Strawberry Shortcake at the end of Fiscal 2017.

Television: For Q4 2018, Television revenues grew 7% to $13.8 million, compared to $12.9 million in Q4 2017, an increase of $0.9 million. Subscriber revenue remained steady accounting for approximately 93%, or $12.8 million (Q4 2017-99%, or $12.8 million) of the television revenues, while advertising, promotion and digital revenues contributed to a combined 7%, or $1.0 million (Q4 2017-1%, or $0.2 million). The rise in advertising revenue showed encouraging results as we build out this revenue stream.
Consumer Products-Represented: For Q4 2018, Consumer Products-Represented revenues were $1.8 million, compared to $3.4 million in Q4 2017, a decrease of $1.6 million, or 47%. The decline was due in part to the drop-off of revenues from Despicable Me and Minions, which benefited Q4 2017.
Gross Margin
Gross margin is calculated by taking revenue less direct production costs and amortization related to investment in film & television programs.

	Q4 2018		Q4 2017

(shown in thousands, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %

Content Business	32,238	39%	29,428	41%
Television	8,240	60%	7,389	57%
Consumer Products-Represented	1,805	100%	3,387	100%
Total Gross Margin	42,283	43%	40,204	46%
Consolidated gross margin for Q4 2018 was $42.3 million, an increase of $2.1 million, or 5%, compared to $40.2 million for Q4 2017. Gross margin percentage for Q4 2018 was 43% of revenue compared to 46% of revenue for Q4 2017 as the acquisition of Peanuts and Strawberry Shortcake has altered the composition of the Company's gross margin described further below. The Peanuts and Strawberry Shortcake acquisition contributed $15.4 million in gross margin to the Content Business in Q4 2018.

The Content Business gross margins were $32.2 million in Q4 2018, an increase of $2.8 million, or 10%, compared to $29.4 million in Q4 2017. Gross margin percentage for Q4 2018 was 39% of revenue, compared to 41% of revenue for Q4 2017. The decline in gross margin percentage was largely due to four factors:

i)	the impact of the acquisition of Peanuts, which yields lower gross margins due to the revenue-based talent fee payable to the estate of Charles M. Schulz;

ii)	the higher mix of service production including the Mattel strategic pact projects, which are lower gross margin, but carry significant distribution and consumer products rights for DHX Media;

iii)	higher than normal third-party traditional distribution revenues, which generate lower gross margins; and

iv)	the continued growth of third-party revenues in WildBrain, which are lower gross margin, but are expected to continue to drive increasing revenue growth in WildBrain.
Television gross margins were $8.2 million for Q4 2018, an increase of $0.9 million, compared to the $7.4 million in gross margin earned in the prior year. Gross margin percentage for Q4 2018 was 60%, up compared to the 57% in Q4 2017, which remained steady as the Company continued to benefit from its large library to control content costs.
Consumer Products-Represented gross margins were $1.8 million in Q4 2018, compared to $3.4 million in Q4 2017, a decrease of $1.6 million. Gross margin percentage was 100% for both Q4 2018 and Q4 2017.
Operating Expenses (Income)
SG&A
SG&A costs for Q4 2018 were $23.2 million, compared to $18.0 million for Q4 2017, an increase of $5.1 million, or 28%. Included in SG&A was a recovery of $0.2 million in non-cash share-based compensation in Q4 2018, compared to $1.5 million expense in Q4 2017. Adjusted for share-based compensation, SG&A was $23.3 million in Q4 2018, compared to $16.5 million in Q4 2017, an increase of $6.8 million, or 41%. The increase was primarily due to the additional costs from the acquisition of Peanuts and Strawberry Shortcake, and additional costs incurred in WildBrain to support continued growth.
Amortization
Total amortization and expense of acquired libraries was $10.0 million for Q4 2018, compared to $7.4 million in Q4 2017, an increase of $2.6 million, or 35%, and includes amortization of acquired and library content, amortization of property and equipment, and amortization of intangible assets.
Amortization of acquired and library content was $3.8 million in Q4 2018, compared to $2.4 million in Q4 2017, an increase of $1.4 million. The increase was a direct result of the acquisition of Peanuts and Strawberry Shortcake.
Amortization of property and equipment was $3.0 million in Q4 2018, compared to $2.1 million in Q4 2017, an increase of $1.0 million. The increase was due to the completion of the new Vancouver animation studio and the related post-production equipment at the end of Fiscal 2017.
Amortization of intangible assets was $3.2 million in Q4 2018 comparable to the $3.0 million recorded in Q4 2017.
Development, Integration and Other
Development, integration and other were $2.0 million in Q4 2018, compared to $0.7 million in Q4 2017, an increase of $1.4 million. Included in the current quarter charge was $0.5 million in severance and other integration costs and $1.7 million to support the Company’s strategic review and related activities, compared to $0.7 million and $nil in Q4 2017, respectively.
Write-down of Investments in Film and Television Programs, Acquired and Library Content, and Impairment of Intangible Assets
The Company recorded $10.1 million in the write-down of certain investments in film and television programs, acquired and library content, and impairment of intangible assets in Q4 2018, compared to $nil in Q4 2017. The write-down was comprised of $4.8 million in investment in film, $2.8 million in Television content, $1.5 million in acquired and library content, and $1.1 million in intangible assets (2017-$nil for all asset groups). These write-downs were related to weaker than expected revenue performance for a number of library and acquired titles. The television programming write-down related to licensed foreign programming that is no longer being aired on the Company’s television channels.

Finance Income (Expense)
Net finance expense was $21.5 million in Q4 2018, compared to $26.4 million in Q4 2017, a decrease of $4.9 million. The decrease was primarily attributable the lack of early redemption penalties and debt extinguishment charge in Q4 2018, offset by higher average debt levels related to the acquisition of Peanuts & Strawberry Shortcake, a net foreign exchange loss, and gain on movement in fair value of the embedded derivatives on the senior unsecured notes. A breakdown of the net interest expense was as follows:

	Q4 2018	Q4 2017
	$	$
Interest expense on bank indebtedness	236	189
Interest on long-term debt, obligations under finance leases and other	13,891	4,331
Early redemption penalties	—	13,464
Accretion on Senior Unsecured Convertible Debentures	(65)	—
Debt extinguishment charge	—	6,990
Net foreign exchange loss	11,202	2,788
Gain on movement in fair value of the embedded derivatives on senior unsecured notes	(2,926)	(1,368)
Other	(796)	12
	21,542	26,406
Adjusted EBITDA Attributable to DHX Media
Adjusted EBITDA attributable to DHX Media was $16.0 million in Q4 2018, compared to $23.7 million in Q4 2017, a decrease of $7.7 million, or 33%. The higher gross margins earned in the period were more than offset by higher SG&A and the allocation of Adjusted EBITDA to the Company’s non-controlling interest.
Please see the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.
Income Taxes
Income tax for Q4 2018 was a recovery of $5.4 million, compared to a recovery of $3.7 million in Q4 2017, an increase in net taxes recovery of $1.7 million. The higher tax recovery was due to was due to the higher pre-tax net loss in Q4 2018, compared to Q4 2017.
Net Income (Loss), Comprehensive Income (Loss), and Earnings Per Share
For Q4 2018, net loss attributable to DHX Media was $21.6 million, compared to net loss of $18.3 million for Q4 2017, a decrease of $3.3 million.
Comprehensive loss for Q4 2018 was $17.6 million, compared to comprehensive loss of $14.2 million for Q4 2017.
Earnings per share (both basic and diluted) was loss of $0.16 per share in Q4 2018, compared to a loss of $0.03 per share in Q4 2017.

Financial Condition
The following table summarizes certain information with respect to the Company’s capitalization and financial position as at June 30, 2018 and June 30, 2017:

(shown in thousands, except ratio data)	June 30, 2018	June 30, 2017
	$	$
Cash	46,550	62,143
Cash held in trust	—	239,877
Amounts receivable	270,327	271,535
Investment in film and television programs	186,008	195,180
Acquired and library content	147,088	155,940
Intangible assets	546,997	555,408
Other assets	279,822	281,622
Total assets	1,476,792	1,761,705

Bank indebtedness	16,350	—
Accounts payable and accrued liabilities	130,545	178,365
Interim production financing	93,683	101,224
Long-term debt and obligations under finance leases	756,570	983,335
Deferred revenue	47,552	50,949
Other liabilities	31,300	31,979
Total liabilities	1,076,000	1,345,852

Shareholders’ equity	400,792	415,853

Working capital(1)	194,022	186,911
Working capital ratio(2)	1.65	1.33
Net debt(3)	726,370	681,315

(1)	Working capital is calculated as current assets less current liabilities.

(2)	Working capital ratio is current assets divided by current liabilities.

(3)
Net debt includes Long-Term Debt and obligations under finance leases plus Bank Indebtedness less cash, and excludes interim production financing. See note 12 in the Fiscal 2018 consolidated financial statements.

Total assets were $1,476.8 million as at June 30, 2018, a decrease of $284.9 million, or 16%, compared to $1,761.7 million as at June 30, 2017. The decrease in total assets was primarily due to i) the reduction in cash held in trust for $239.9 million used to repay the Company’s term loan, ii) a reduction in the Company’s investment in film and television programs and acquired and library content of $18.5 million, and iii) lower cash on hand of $15.6 million.
Total liabilities were $1,076.0 million as at June 30, 2018, a decrease of $269.9 million, or 20%, compared to $1,345.9 million as at June 30, 2017. The decrease in total liabilities was primarily due to i) a reduction in long-term debt and obligations under finance leases by $226.8 million, funded by cash held in trust as at June 30, 2017, and ii) lower accounts payable and accrued liabilities of $47.8 million, as the Company had an elevated level of payables in the prior year end related to the Peanuts and Strawberry Shortcake acquisition.
The Company’s total external debt and obligations under finance leases (excluding interim production financing) were $756.6 million at June 30, 2018, compared to $983.3 million in June 30, 2017, a decrease of $226.8 million, which was funded by the cash held in trust as at June 30, 2017. Subsequent to year-end, the Company completed the sale of a minority stake in Peanuts to Sony. Sony has indirectly purchased 49% of DHX Media’s 80% interest in Peanuts. The net proceeds of US$161.3 million, after transaction costs and taxes, were used to repay a portion of the Company’s outstanding long-term debt (see Subsequent Event section in this MD&A).

Liquidity and Capital Resources
Summary of cash flow components:

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	8,272	6,875	13,364	(6,536)
Financing activities	(8,811)	440,088	(10,893)	437,282
Investing activities	(1,523)	(434,655)	(18,606)	(448,964)
Effect of foreign exchange rate changes on cash	293	(68)	542	(85)
Net cash inflows (outflows)	(1,769)	12,240	(15,593)	(18,303)

Changes in Cash
Cash at June 30, 2018 was $46.6 million as compared to $62.1 million at June 30, 2017.
Operating Activities
In Fiscal 2018, cash provided by operating activities was $13.4 million, compared to a cash outflow in Fiscal 2017 of $6.5 million, an improvement of $19.9 million. During the year ended June 30, 2018, cash from operating activities included a working capital outflow of $18.6 million, and payments of approximately $24.4 million in fees and expenses related to the acquisition of Peanuts and Strawberry Shortcake (described below). If the payments of $24.4 million were excluded, cash from operating activities for the year ended June 30, 2018 would have been $37.8 million.
For Fiscal 2018, the Company’s operating cash flow was materially impacted by the following payments:
Acquisition of Peanuts and Strawberry Shortcake

•	$13.5 million in penalties for the early redemption of the Company’s Senior Unsecured Notes on July 11, 2017;

•	$10.9 million in acquisition and debt issue costs associated with the acquisition; and

Strategic Pact with Mattel

•
$19.2 million for the co-funding of productions related to the Company’s strategic pact with Mattel wherein we participate in distribution revenue and consumer products royalties associated with the brands pursuant to the partnership.

The cash flow from operations for Fiscal 2018 also reflected the Company continuing to invest in new productions. Specifically, the Company had $17.6 million in productions in progress at June 30, 2018 (refer to note 7 of the Company’s financial statements for Fiscal 2018), which includes projects such as The Deep, Mega Man, Chip and Potato, and the projects completed related to the Company’s strategic pact with Mattel, including Polly Pocket, and Little People. Productions in progress, are investments in productions in progress, but not yet delivered. The majority of these productions are expected to be delivered in Fiscal 2019.
Financing Activities
For Fiscal 2018, cash flows used by financing activities were $10.9 million, which was comprised of $236.8 million in repayments of long-term debt and obligations under finance leases, $12.2 million paid to non-controlling interests, $10.3 million paid in dividends, $0.5 million in payment of debt issue costs, and $7.5 million in net repayments of interim production financing, partially offset by a decrease in cash held in trust of $239.9 million and increase in bank indebtedness of $16.4 million.
Investing Activities
For Fiscal 2018, cash flows used in investing activities comprised of $7.6 million for business acquisitions, which represents the acquisition of Ellie Sparkles and the final payment for Peanuts and Strawberry Shortcake, $2.4 million for acquisitions of P&E, and $8.5 million for acquisition of and cost of generating intangible assets, which includes certain required payments pursuant to the Company's strategic pacts with Mattel.

Re-Financing Activities
Effective June 30, 2017 and commensurate with the closing of the Peanuts and Strawberry Shortcake acquisition, the Company entered into a new senior secured credit agreement (“Senior Secured Credit Agreement”) with a syndicate of lenders, which provided for a US$30.0 million ($37.6 million) revolving facility (“Revolving Facility”) and a US$495.0 million term facility (“Term Facility”). Concurrently, a $140.0 million offering of senior unsecured convertible debentures (“Convertible Debentures”) was completed. The net proceeds from both the Senior Secured Credit Agreement and Convertible Debentures were used to fund the acquisition, refinance all of DHX Media’s existing indebtedness, and for general corporate purposes.
On June 30, 2017, the Company’s previous senior secured credit facilities comprising a revolving facility and a term loan (“Former Senior Secured Credit Facilities”) were repaid in full. On June 7, 2017, the Company issued a notice of redemption for all of its existing senior unsecured notes (“Senior Unsecured Notes”), which was settled for $239.9 million, including all accrued interest and the early redemption penalty on July 11, 2017.
For further details on the Company’s Former Senior Secured Credit Facilities, its Senior Secured Credit Agreement and Convertible Debentures, see the Bank Indebtedness, Long-Term Debt and Convertible Debenture sections below, and note 12 in the Company’s consolidated financial statements for Fiscal 2018.
Bank Indebtedness
The Revolving Facility has a maximum available balance of US$30.0 million ($39.5 million) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either US$ base rate, CDN$ prime rate, CDN$ bankers’ acceptance, or US$ and GBP£ LIBOR advances (“Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%. As of June 30, 2018, $16.4 million was drawn on the Revolving Facility.
Long-Term Debt
Term Facility
The Term Facility had a principal balance of US$490.1 million at June 30, 2018 and matures on December 29, 2023. The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments, which commenced September 30, 2017.
The Term Facility also requires repayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio is at or below 3.50 times and greater than 3.00 times, with the remaining balance due at maturity. The Term Facility bears interest at floating rates of US$ base rate + 2.75% or US$ LIBOR + 3.75%. The Excess Cash Flow for Fiscal 2018 was $nil and as a result, no payment is required.
Total Net Leverage Ratio - The Senior Secured Credit Agreement requires that the Company comply with a Total Net Leverage Ratio covenant, generally defined as follows:
The leverage ratio is calculated in US$ based on consolidated net debt (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries), less cash and cash equivalents divided by the Company’s rolling 12-month consolidated EBITDA as defined in the Senior Secured Credit Agreement. The ratio calculation excludes interim production financing and any production-related cash and EBITDA.
The Total Net Leverage Ratio cannot exceed the following targets:

Ratio Target	Period
7.25x	12 Months to September 30, 2018
6.75x	12 Months to September 30, 2019
6.50x	12 Months to September 30, 2020
5.75x	12 Months to September 30, 2021
5.50x	September 30, 2021 to Maturity at December 29, 2023

At June 30, 2018, the Total Net Leverage Ratio was 6.07x.

Subsequent to year-end on July 23, 2018, net proceeds from the sale of a minority stake in Peanuts to Sony amounting to US$161.3 million, after transaction costs and taxes, were used to repay a portion of the Company’s Term Facility (see Subsequent Event section in this MD&A). As a result of this debt repayment, the Company’s Total Net Leverage Ratio at June 30, 2018 would have been approximately 4.7 on a pro forma basis.
For additional information on the Term Facility, refer to the Fiscal 2018 financial statements and the Senior Secured Credit Agreement on SEDAR at www.sedar.com.
Senior Unsecured Convertible Debentures
On May 31, 2017, and in contemplation of the closing of the acquisition of Peanuts and Strawberry Shortcake, the Company completed an offering of subscription receipts (“Special Receipts”) for gross proceeds $140.0 million, which were automatically converted in special warrants (“Special Warrants”). Effective October 1, 2017, the Special Warrants were automatically exercised, for no additional consideration, in Convertible Debentures. The Convertible Debentures bear interest at a rate of 5.875% and are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Convertible Debentures mature on September 30, 2024.
Working Capital and Liquidity
Working capital represents the Company’s current assets less current liabilities, which was $194.0 million as at June 30, 2018, compared to $186.9 million at June 30, 2017. Working capital at June 30, 2017 also reflected $239.9 million of cash held in trust, which was used to settle all of the Company’s Senior Unsecured Notes, including all accrued interest and the early redemption penalty on July 11, 2017.
Based on the Company’s current revenue expectations for Fiscal 2019, we believe that our working capital is sufficient to meet our present requirements and future business plans. We expect foreseeable cash needs to be funded through existing cash resources, the Revolving Facility and operating cash flow.

Contractual Obligations1
The following table summarizes our outstanding cash commitments as of June 30, 2018:

Payments Due by Period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
(shown in thousands)
	$	$	$	$	$

Bank indebtedness	16,350	16,350	—	—	—
Accounts payable and accrued liabilities	130,545	130,545	—	—	—
Interim production financing	93,683	93,683	—	—	—
Other liabilities	8,150	—	8,150	—	—
Senior unsecured convertible debentures	193,474	8,225	16,450	16,450	152,349
Term facility	747,021	24,197	47,856	47,273	627,695
Operating leases	60,552	10,369	16,496	12,960	20,727
Finance lease obligations	9,435	4,364	4,132	939	—

Total Contractual Obligations	1,259,210	287,733	93,084	77,622	800,771

(1)	In addition to the totals above, the Company has entered into various contracts to buy broadcast rights with future commitments totaling $22.3 million.

Recent Transactions
Acquisition of Peanuts and Strawberry Shortcake
On June 30, 2017, DHX Media acquired the entertainment division of Iconix Brand Group, Inc., which included both an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake, for US$349.0 million ($453.0 million) in cash, which comprised of the following:

•	A purchase price of US$345.0 million ($447.7 million) paid at closing; and

•
A working capital adjustment of US$4.1 million ($5.4 million), of which US$1.5 million ($2.0 million) was paid at closing and US$2.6 million ($3.4 million) was paid during the nine months ended March 31, 2018.

The remaining 20% interest in Peanuts continues to be held by members of the family of Charles M. Schulz (“Schulz Family”). Additionally, the Schulz Family is also entitled to a fee based on revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts.
For additional information on the acquisition and the purchase price allocation please refer to the notes to the Company’s audited consolidated financial statements for the years ended June 30, 2018 and June 30, 2017.
Concurrent with closing of the acquisition, the Company entered into a new Senior Secured Credit Agreement, which consisted of a US$30.0 million ($37.6 million) Revolving Facility and US$495.0 million Term Facility as well as completed a $140.0 million offering of Convertible Debentures. The net proceeds from both the Senior Secured Credit Agreement and Convertible Debentures were used to fund the acquisition, refinance all of DHX Media’s existing indebtedness, and for general corporate purposes.
On June 30, 2017, the Company’s Former Revolving Facility and Former Term Facility were repaid in full. On June 7, 2017, the Company issued a notice of redemption for all of its Senior Unsecured Notes, which was settled for $239.9 million, including all accrued interest and the early redemption penalty on July 11, 2017.
For further details on the refinancing of the Company’s previous indebtedness and its new debt facilities and Convertible Debentures, see the Bank Indebtedness, Long-Term Debt and Convertible Debenture sections above, and notes and in the Company’s financial statements for Fiscal 2018.
Acquisition of YouTube Channels
As part of our strategy to acquire third-party independent kids’ channels to add to WildBrain’s growing size and scale, the Company acquired majority equity interest in two children and family-focused YouTube channels, Kiddyzuzaa and Ellie Sparkles, during Fiscal 2017 and 2018.

Kiddyzuzaa
On March 3, 2017, the Company acquired an 80% interest in Kiddyzuzaa, which produced proprietary content for its channel, garnering an average of 68 million views per month in 2016. The following consideration was paid:
•£1.3 million ($2.1 million) in cash at closing, with subsequent payments of £0.2 million ($0.3 million) each due on the first and second anniversaries from closing; and
•A performance-based earn-out of up to £0.3 million ($0.5 million) based on total commercial exploitation over a 2-year period following closing.
The Company’s unaudited condensed interim financial statements for the period ended March 31, 2018 contain the Company’s purchase price allocation, which was finalized during Q3 2018.
Ellie Sparkles
On September 15, 2017, the Company acquired a 51% stake in Ellie Sparkles for the following consideration:

•	US$3.6 million ($4.4 million) in cash paid at closing, subject to a customary working capital adjustment; and

•	Two performance-based earn-outs of up to US$1.0 million ($1.2 million) each, payable on the first and second anniversaries of closing.
The Company's unaudited condensed interim financial statements for the period ended March 31, 2018 contain the Company's preliminary purchase price allocation, which has not been finalized, and remains open. The Company finalized the purchase price allocation during Q4 2018.
Licensing of Interactive/Digital Business
Effective September 30, 2017, the Company entered into a revenue-based royalty agreement with Epic Story Interactive, Inc., a company controlled by Ken Faier, a former Senior Vice-President of DHX Media. The agreement licenses certain intellectual properties from DHX Media for the purpose of supporting the development, publishing, and exploitation of certain gaming apps, while also assuming the employment agreements of approximately 15 of the Company’s interactive employees. Ken Faier continues to serve as an Executive Producer on a number of DHX Media’s proprietary productions.
Subsequent Event
On July 23, 2018, the Company completed the sale of a minority stake in Peanuts to Sony. Sony has indirectly purchased 49% of DHX Media’s 80% interest in Peanuts for gross proceeds of US$178.0 million ($235.6 million) in cash, subject to certain adjustments contemplated in the original agreement. DHX Media now owns 41% of Peanuts, Sony owns 39%, and the members of the Schulz family retain their 20% interest. The expected gain on sale has not yet been determined. DHX Media will continue to control Peanuts and consolidate its results in the Company’s consolidated financial statements.
Net proceeds from the sale of US$161.3 million, after transaction costs and taxes, were used to repay a portion of the Company’s outstanding loans under the Term Facility. As a result of this debt repayment, the Company’s Total Net Leverage Ratio at June 30, 2018 would have been reduced from 6.07 to 4.7 on a pro forma basis.
Share Capital
As at June 30, 2018, DHX Media’s issued and outstanding share capital is summarized as follows:

Common Voting Shares	99,510,508
Variable Voting Shares	34,783,382
Total Common Shares	134,293,890
Preferred Variable Voting Shares	100,000,000
Options	8,123,475
Performance Share Units	207,270

Pursuant to DHX Media’s articles of incorporation and the Broadcasting Act (Canada), the Common Voting Shares may only be held and controlled by Canadians, and the Variable Voting Shares may only be held and controlled by non-Canadians. The dual-class share structure is required to enable the Company to comply with Canadian ownership rules as an operator of broadcast assets. The preferred variable voting shares were instituted prior to the Company’s initial public offering and are maintained to ensure compliance with Canadian ownership requirements related to its business and continuing qualification for tax credits. For additional information on DHX Media’s share capital, see the Company’s Fiscal 2018 financial statements.

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
Related Party Transactions
There are no related party transactions included in the Fiscal 2018 financial statements of the Company as at June 30, 2018.
Critical Accounting Estimates
The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 1 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the year ended June 30, 2018 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.
Changes in Accounting Policies
New and amended standards adopted

i)
The IASB issued amendments to IAS 7, "Statement of Cash Flows" ("IAS 7") to improve financial information provided to users of financial statements about an entity's financing activities. These amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this standard had no financial impact on the Company's consolidated financial statements, however did required additional disclosure in note 22.

Accounting standards issued but not yet applied

i)
IFRS 9 “Financial instruments” (“IFRS 9”) is required to be applied for years beginning on or after January 1, 2018, and sets out the requirements for recognizing and measuring financial assets and financial liabilities. IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment. Additional disclosures would be required under the new standard.

Upon adoption, the Company expects the impact to be $0.5 million to $1.5 million, and will change the category of classification for its financial assets and financial liabilities. Previously, the Company classified its financial assets as ‘loans and receivables’ and its financial liabilities as ‘other financial liabilities’, both of which were previously measure at amortized cost, with the exception of embedded derivatives which were measured at fair value. Under IFRS 9, the measurement basis would remain the same, however the category for classification would be referred to as 'Amortized Cost'.

ii)
IFRS 15 “Revenue from Contracts and Customers” (“IFRS 15”) is required to be applied for years beginning on or after January 1, 2018, and establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other IFRSs. IFRS 15 replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts”, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

Identify the contract with a customer
1.Identify the performance obligations in the contract
2.Determine the transaction price
3.Allocate the transaction price to the performance obligations in the contract
4.Recognize revenue when (or as) the entity satisfies a performance obligation
The new standard also provides additional guidance relating to principal versus agent relationships, licenses of intellectual property, and contract costs.

The Company has completed its assessment of the impact of IFRS 15 and expects its proprietary production revenue and consumer products owned revenue streams to be impacted.
Under IFRS 15, the Company has determined that in certain proprietary production contracts, the customer who owns the initial broadcast license rights may in substance control the asset. In such cases, the Company would record revenue using the percentage of completion basis.
In addition, the Company has determined that, under IFRS 15, contracts for the management of copyrights, licensing and brands provide the customer with a right to access to the underlying property, and therefore royalties, including minimum guarantees, will be recognized as the greater of earned royalties or the pro-rata minimum guarantee over the term of the license.
IFRS 15 permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective or cumulative effect method). The Company intends to adopt the standard using the modified retrospective method on the date of transition, which is July 1, 2018. The expected impact of this adoption is an increase in deficit as at July 1, 2018 in the range of $4.0 million to $9.0 million, with a corresponding adjustment to deferred revenue.

iii)
In January 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16") effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have also adopted IFRS 15. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and supersedes IAS 17, "Leases". The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

iv)
The IASB issued amendments to IFRS 2, "Share-based payment" ("IFRS 2"), to clarify the classification and measurement of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v)
In June 2017, the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application. The Company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

vi)
The IASB issued IFRIC 22 "Foreign currency transactions and advance consideration" ("IFRIC 22"), which clarifies how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognises the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability). IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Company will apply the IFRIC on a prospective basis. The effect of applying this IFRIC is not expected to be have a significant impact on the Company's consolidated financial statements.

Significant accounting judgments and estimation uncertainty
The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Income taxes and deferred income taxes
Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.
The current income tax provision for the year requires judgment in interpreting tax laws and regulations. Estimates are used in determining the provision for current income taxes which are recognized in the financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of the amounts to be paid related to the current year’s tax provisions could be different from the estimates reflected in the financial statements. The

Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

(ii)	Business combinations
The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:
•estimated fair values of tangible assets;
•estimated fair values of intangible assets;
•estimated fair values of deferred revenue;
•probability of required payment under contingent consideration provisions;
•estimated income tax assets and liabilities; and
•estimated fair value of pre-acquisition contingencies.
While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is the earlier of the date management receives the information it is looking for or one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, consumer products and licensing and other customer contracts;

•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;

•
the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;

•the fair value of deferred revenue, including future obligations to customers;

•
uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and

•discount rates applied to future expected cash flows.
Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

(iii)	Investment in film and television programs/Acquired and library content
The costs of investing in and producing film and television programs are capitalized, net of federal and provincial program contributions earned.
Investment in film assets are amortized using the declining balance method with rates of amortization ranging from 40% to 100% at the time of initial episodic delivery and at rates ranging from 10% to 25% annually thereafter. Management estimates these rates based on the expected economic useful life of the film or television program, and includes factors such as the ability to license rights to broadcast rights programs in development and availability of rights to renew licenses for episodic television programs in subsequent seasons, as well as the availability of secondary market revenue. Estimation uncertainty relates to management's ability to estimate the expected economic useful life of the film or television program.

(iv)	Impairment of goodwill and indefinite life intangibles
Management estimates the recoverable amount of each CGU that has goodwill or indefinite life intangibles by estimating its value-in-use or fair value less costs to sell, whichever is greater, and compares it to the carrying amount to determine if the goodwill or indefinite life intangible asset are impaired.
Value-in-use is based on the expected future cash flows of an asset or CGU discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The impairment test calculations are based on detailed budgets and forecasts which are prepared for each CGU to which the assets are allocated. These budgets and forecasts generally cover a period of five years with a long-term growth rate applied to the terminal year. Key areas of estimation uncertainty relate to management's assumptions about future operating results, long-term growth rates and the discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company's goodwill or indefinite life intangible assets in subsequent reporting periods.

(v)	Impairment of non-financial assets
The indicators of impairment for non-financial assets are determined based on management’s judgment. If an indication of impairment exists, or when annual testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the recoverable amount, management estimates the asset or CGU’s value-in-use. Value-in-use is based on the estimated future cash flows of the asset or CGU discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The impairment test calculations are based on detailed budgets or forecasts which are prepared for each CGU to which the assets are allocated. Key areas of estimation uncertainty relate to management's assumptions about the cash flow forecast, the long-term growth rate applied to cash flows and the discount rate.
Financial Instruments and Risk Management
The Company’s financial instruments consist of cash and cash equivalents, as well as cash held in trust, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.
Credit Risk
Credit risk arises from cash and cash equivalents, cash held in trust, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk for cash and cash equivalents and cash held in trust by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash and equivalents and cash held in trust, amounts receivable, and long-term amounts receivable, approximates the amount recorded on the consolidated balance sheet.
The balance of trade amounts receivable and long-term amounts receivable are mainly with Canadian broadcasters, large international broadcasters and distribution companies, and large international digital platform providers. Management manages credit risk by regularly reviewing aged accounts receivables and performing rigorous credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and Management believes that the net amount of trade amounts receivable is fully collectible.
In assessing credit risk, Management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.
Interest Rate Risk
The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% fluctuation would have an approximate $6.0-7.0 million effect on annual net income before income taxes.

Liquidity Risk
The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at June 30, 2018 the Company had cash and cash equivalents on hand of $46.6 million (June 30, 2017 - $62.1 million) (excluding cash held in trust).
Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.
The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.
The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.
Currency Risk
The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchase contracts to manage its foreign exchange risk on US$, GBP£, JPY, and Euro denominated contracts. At June 30, 2018, the Company revalued its financial instruments denominated in foreign currencies at the prevailing exchange rates. While inherently difficult to estimate, Management estimates a 1% change in the US$, GBP£, JPY, or Euro exchange rate would have an approximate $8.0 million annual effect on net income before income taxes.
Risk Assessment
The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. The specific and general risks include, but are not limited to the following: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.
The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Company’s most recent annual Management Discussion and Analysis, which, together with the risk factors below, do not necessarily constitute an exhaustive list.
Risks Applicable to the Company’s Shares
The market prices for the Shares may be volatile as a result of factors beyond the Company’s control.
Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavorable publicity changes in applicable laws and regulations, exercise of the Company’s outstanding options, or other factors. Moreover, from time to time, the stock markets on which the Company’s Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Shares or the availability of Shares for future sale (including Shares issuable upon the exercise of stock options) will have on the market price of the Shares prevailing from time to time. Sales of substantial numbers of Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Shares.
As a result of any of these factors, the market price of the Shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX. This volatility may affect the ability of holders of Shares to sell their Shares at an advantageous price.
DHX’s Common Voting Shares and Variable Voting Shares structure is unusual in the United States. As a result, brokers, dealers and other market participants may not understand the conversion features of the Common Voting Shares and Variable Voting Shares, which may negatively impact liquidity in the trading market for each class of Shares and may result in differences between the trading prices of each class of Shares that do not reflect differences in the underlying economic or voting interests represented by each class of Shares.
The Company may require additional capital in the future which may decrease market prices and dilute each shareholder’s ownership of the Company’s Shares.
The Company may require capital in the future in order to meet additional working capital requirements, to make capital expenditures, to take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, the Company may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.
In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company’s business. Furthermore, additional financings may not be available on terms favorable to the Company, or at all. The Company’s failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations.
The Company may issue additional Common Voting Shares and/or Variable Voting Shares, including upon the exercise of its currently outstanding convertible debentures, stock options and in accordance with the terms of the Company’s dividend reinvestment plan, employee share purchase plan and performance share unit plan. Accordingly, holders of Common Voting Shares and Variable Voting Shares may suffer dilution.
Voting rights of holders of Variable Voting Shares may be automatically decreased if votes attached to the Variable Voting Shares exceed certain limits under the Articles.
The terms of the Variable Voting Shares pursuant to the Articles of Amendment of the Company provide for the voting rights attached to the Variable Voting Shares to decrease automatically and without further act or formality on the part of the Company or the holder if the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceed certain limits. As a result, holders of Variable Voting Shares may have less influence on a per share basis than holders of Common Voting Shares on matters requiring a vote of shareholders. An automatic decrease of voting rights attaching to the Variable Voting Shares, or the risk that such a decrease of voting rights attaching to the Variable Voting Shares may occur, could affect the ability of holders of Variable Voting Shares to sell their Shares at an advantageous price. See “Description of Capital Structure”.
The Company expects to continue to incur significant additional legal, accounting and other expenses as a result of becoming a public company in the United States.
In connection with the listing of Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company has incurred and continues to incur significant additional legal, accounting and other expenses compared to levels prior to becoming a public company in the United States. In addition, changing laws, regulations and standards in the United States relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the United States Jumpstart Our Business Startups Act (the “JOBS Act”) and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company’s costs and the time that the Board and management of the Company must devote to complying with these rules and regulations. The Company expects these rules and regulations to continue to elevate increase its legal and financial compliance costs and to divert management time and attention from the Company’s product development and other business activities.
The Company is a “foreign private issuer” under U.S. securities laws, and is not required to provide the same information in the same time periods as U.S. “domestic issuers”.
The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Voting Shares or Variable Voting Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.
The Company is an “emerging growth company”. The reduced reporting requirements applicable to emerging growth companies may make the Company’s Shares less attractive to investors. In addition, loss of emerging growth company status may increase management time and cost for compliance with additional reporting requirements.
The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Rule 12b-2 under the U.S. Exchange Act. The Company would qualify as a large accelerated filer (and would cease to be an emerging growth company) as at June 30, 2018 if the aggregate worldwide market value of common equity held by its non-affiliates would be US$700 million or more as of December 31, 2018, being the last business day of its second fiscal quarter of this year.
Generally, a registrant that registers any class of its securities under section 12 of the U.S. Exchange Act is required to include in the second and all subsequent annual reports filed by it under the U.S. Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Rule 12b-2 under the U.S. Exchange Act, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, the auditor of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).
Investors may find the Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares and the Share price may be more volatile. However, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s product development and other business activities and incur increased legal and financial costs to comply with the additional associated additional reporting requirements.
It may be difficult for U.S. investors to bring actions and enforce judgments under U.S. securities laws.
Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in the Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of investor residence.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company, its directors and officers or the experts named in the Annual Information Form. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in the Annual Information Form to enforce liabilities based solely upon U.S. federal or state securities laws.
An active market in the United States for the Company’s Shares may not develop or be sustained.
The Company’s Variable Voting Shares began trading on NASDAQ on June 23, 2015, and the Company’s Common Voting Shares began trading on NASDAQ on May 31, 2018 together with the Variable Voting Shares under a single ticker symbol. However, trading volume on NASDAQ has been limited. There can be no assurance that an active market for the Shares in the United States will be developed or sustained. Holders of Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Shares may result.
Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company’s public float; and any event resulting in a delisting of Shares.
The public announcement of potential future corporate developments may significantly affect the market price of the Shares.
Management of the Company, in the ordinary course of the Company’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell Shares of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.
In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.
Risks Applicable to DHX Generally
The Company faces risks inherent in doing business internationally, many of which are beyond the Company’s control.
The Company distributes films and television productions and conducts other business activities outside Canada and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.
Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.
The Company’s results of operations may fluctuate significantly depending on the number and timing of television programs and films delivered or made available to various media.
Results of operations with respect to DHX’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels of distribution, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.
The Company relies on key personnel, the loss of any one of whom could have a negative effect on the Company.
The Company’s future success is substantially dependent upon the services of certain key personnel of the Company, including certain senior management, and creative, technical and sales and marketing personnel. The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Recruiting and retaining skilled personnel is costly and highly competitive. If the Company fails to retain, hire, train and integrate qualified employees and contractors, it may not be able to maintain and expand its business.
The Company is subject to income taxes in a number of jurisdictions, and to audits from tax authorities in those jurisdictions. Any audits could materially affect the income taxes payable or receivable in any jurisdiction, which changes would affect the Company’s financial statements.
In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.
The Company may be subject to or pursue claims and legal proceedings that could be time-consuming, expensive and result in significant liabilities.
Governmental, legal or arbitration proceedings may be brought or threatened against the Company and the Company may bring legal or arbitration proceedings against third parties. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.
Integration of Peanuts and Strawberry Shortcake
The Company’s ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating the Peanuts and Strawberry Shortcake business with the business of the Company could significantly affect the Company’s business and results of operations. The success of the Peanuts/SSC Acquisition will depend, in large part, on the ability of management of the Company to realize the anticipated benefits and cost savings from integration of the Peanuts and Strawberry Shortcake business with the business of the Company. The integration of the Peanuts and Strawberry Shortcake business with the business of the Company may result in significant challenges, and management of the Company may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management of the Company to maintain relationships with clients, suppliers, employees, or other key stakeholders or to achieve the anticipated benefits of the acquisition.
The integration of the Peanuts and Strawberry Shortcake business requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that management of the Company will be able to integrate the operations of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the acquisition of the Peanuts and Strawberry Shortcake business. Any inability of management to successfully integrate the operations of the Company and the Peanuts and Strawberry Shortcake business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of the Company. The challenges involved in the integration may include, among other things, the following:
•addressing possible differences in corporate cultures and management philosophies;
•retaining key personnel going forward;
•integrating information technology systems and resources;

•	managing the expansion the Company’s systems, including but not limited to accounting systems, and adjusting its internal control environment to cover the Peanuts and Strawberry Shortcake operations;
•unforeseen expenses or delays associated with the Peanuts/SSC Acquisition;
•unforeseen facilities-related issues;

•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management's attention to the acquisition; and
•meeting the expectations of business partners with respect to the overall integration of the businesses.
It is possible that the integration process could result in the loss of key employees, diversion of management's attention, the disruption or interruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the Company’s ability to maintain relationships with business partners and employees or its ability to achieve the anticipated benefits of the transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company's core business objectives.
The Company’s growth strategy partially depends upon the acquisition of other businesses. There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.
The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base, among other things. The successful implementation of such acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.
Growth and expansion resulting from future acquisitions may place significant demands on the Company’s management resources. In addition, while DHX’s management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of management’s time and resources.
Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.
There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company’s leverage could affect its ability to obtain financing, restrict operational flexibility, restrict payment of dividends, divert cash flow to interest payments and make it more vulnerable to competitors and economic downturns.
DHX incurred a significant amount of indebtedness in connection with its recent acquisitions. As of June 30, 2018, DHX had outstanding indebtedness of approximately $879 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX in a number of ways, including:

•
limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	restricting the Company’s flexibility and discretion to operate its business;

•	limiting the Company’s ability to declare dividends on its Shares;

•
having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;

•	exposing the Company to increased interest expense on borrowings at variable rates;

•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;

•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and

•	making the Company unable to make capital expenditures that are important to its growth and strategies.
In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.
The Company’s current outstanding indebtedness may limit its ability to incur additional debt, sell assets, grant liens and pay dividends. In addition, in the event of a default, or a cross-default or cross-acceleration under future credit facilities, the Company may not have sufficient funds available to make the required payments under its debt agreements, resulting in lenders taking possession of collateral.
The terms of the Company’s Senior Credit Facilities, Convertible Debentures and other indebtedness may limit the Company’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	sell significant assets;

•	grant liens; and

•	pay dividends in excess of certain thresholds.
The Senior Credit Facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company’s ability to finance its future operations or capital needs or to take advantage of favorable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company’s control. The Company’s failure to comply with any of these covenants or financial ratios may result in a default under the Senior Credit Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross- acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the Senior Credit Facilities or the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the Senior Credit Facilities or any credit facility that it may enter into in the future, if at all. For additional information concerning the Company’s Senior Credit Facilities refer to “General Development of the Business - Significant Acquisitions and Other Recent Developments” and “Material Contracts”.
Credit ratings and credit risk of the Company may change.
The credit ratings assigned to the Company are not a recommendation to buy, hold or sell securities of the Company. A rating is not a comment on the market price of a security nor is it an assessment of ownership given various investment objectives. There can be no assurance that the credit ratings assigned to the Company will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed and discontinued by an applicable credit ratings agency at any time. Real or anticipated changes in credit ratings may affect the market value of securities of the Company. In addition, real or anticipated changes in credit ratings may affect the Company’s ability to obtain short-term and long-term financing and the cost at which the Company can access the capital markets. See “Ratings” for additional information.
The Company’s expanding operations have placed significant demands on the managerial, operational and financial personnel and systems of the Company.
As a result of acquisitions and other recent transactions completed by DHX, including but not limited to the Peanuts/SSC Acquisition and the Peanuts Divestiture, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the expansion of operations of DHX or the management of its relationships with third parties and the operations of such ventures. The future operating results of the Company and its subsidiaries will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If the Company is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.
The Company manages liquidity carefully to address fluctuating quarterly revenues. Any failure of the Company to adequately manage such liquidity could adversely affect the Company’s business and results of operations.
The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.
There can be no assurance that the Company will reinstate its dividend payments at the prior levels or at all.
The Company previously paid quarterly dividends on its Shares in amounts approved by the Board. Concurrently with the filing of this Annual Information Form, the Company has suspended its dividend. There can be no assurance that the Company will reinstate its dividend payments at the prior levels or at all.
During an economic downturn, the Company’s operating results, prospects and financial condition may be adversely affected.
The Company’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its television broadcasting activities. In certain cases, purchasers of DHX Television’s advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase the Company’s bad debt expense. During an economic downturn, there can be no assurance that the Company’s operating results, prospects and financial condition would not be adversely affected.
Risks Related to the Production and Distribution of Content
The Company’s entertainment programming may not be accepted by the public which would result in a portion of the Company’s costs not being recouped or anticipated profits not being realized.
The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.
The Company’s films and television programs may not receive favorable reviews or ratings or perform well in ancillary markets, broadcasters may not license the rights to the Company’s film and television programs, and distributors may not distribute or promote the Company’s films and television programs, any of which could have a material adverse effect on the Company’s business, results of operations or financial condition.
Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favorable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.
Licensed distributors’ decisions regarding the timing of release of, and promotional support for, the Company’s films, television programs and related products are important in determining the success of these films, programs and related products.

The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.
Loss of the Company’s Canadian status may result in loss of government tax credits and incentives or default by the Company under broadcast licences.
In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canada Media Fund, provincial film equity investment and incentive programs, federal tax credits and provincial tax credits, and other investment and incentive programs. Tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.
Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act (Canada). In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will generally qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project. A substantial number of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.
In 2016, Canada’s Minister of Canadian Heritage announced a review of Canada’s broadcasting, media and cultural industries, commencing with consultations with consumers and creators of cultural content. Following such consultation process the federal government announced Creative Canada Framework which details the approach of the federal government to creative industries and growing the creative economy in Canada. Presently, it remains uncertain as to the full impact and implications of the Creative Canada Framework and potential changes to laws, regulations, rules, institutions, policies or programs governing Canada’s broadcasting, media and cultural industries and whether such changes, if any, would impact the Company and its business.
Production and distribution of television programs and films is highly competitive. Failure of the Company to increase its penetration of the prime-time network market or obtain favorable programming slots may have a negative impact on the Company’s business.
For fiscal 2018, a material portion of the Company’s revenues have been derived from the production and distribution of film and television programs. The business of producing and distributing film and television programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors, writers and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.
The Company competes for time slots with a variety of companies which produce televised programming. The number of favorable time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters and other content providers and platforms has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to obtain favorable programming slots and the failure to do so may have a negative impact on the Company’s business.
The Company may not be able to acquire or develop new products and rights to popular titles, which could have a material adverse effect on its business, results of operations or financial condition.
The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, some of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire or develop new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.
The Company may not successfully protect and defend against intellectual property infringement and claims. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition.
The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of film and television programs into digital format have made it easier to create, transmit and share unauthorized copies of film and television programs. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.
Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.
The Company may be materially adversely affected by the loss of revenue generated by a few productions or broadcasters.
Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Voting Shares and Variable Voting Shares may be materially adversely affected should the Company lose the revenue generated by any such production or broadcaster.
The Company may not have sufficient insurance coverage, completion bonds, or alternative financing to pay for budget overruns and other production risks.
A production’s costs may exceed its budget. Unforeseen events such as labor disputes, death or disability of a star performer or other key personnel, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.
Management estimates for revenues and expenses for a production may not be accurate.
The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if the Company’s management has not accurately forecast the revenue potential of a production.
Local cultural incentive programs currently accessed by the Company may be reduced, amended or eliminated.
There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various Canadian, European and Australian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that such programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX’s business, including, but not limited to, its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may require DHX to relocate production activities or otherwise have an adverse impact on DHX’s business, results of operation or financial condition.
The Company may be required to increase overhead and payments to talent in connection with increases in its production slate or its production budgets, which would result in greater financial risk.
The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.
Changes in the regulatory environment of the film and television industry could have a material adverse effect on the Company’s revenues and earnings.
At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to DHX Television more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.
Technological changes to production and distribution may diminish the value of the Company’s existing equipment and programs if the Company is unable to adapt to these changes on a timely basis.
Technological change may have a material adverse effect on the Company’s business, results of operations and financial condition if the Company is unable to adapt to these changes on a timely basis. The emergence of new production or computer-generated imagery (“CGI”) technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.
A strike or other form of labor protest affecting guilds or unions in the television and film industries could disrupt the Company’s production schedules which could result in delays and additional expenses.
Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.
Funds from the foreign exploitation of its properties may be paid in foreign currencies which may vary substantially relative to the Canadian dollar in a production period due to factors beyond the Company’s control. In addition, foreign currency and exchange control regulations may adversely affect the repatriation of funds to Canada.
The returns to the Company from foreign exploitations of its properties are customarily paid in USD, GBP, JPY and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company may hedge its foreign exchange risk through the use of derivatives.
Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

A change in laws or regulations or contractual terms applicable to YouTube or other AVOD platforms or other governmental or third-party claim in respect of the Company’s use of such platforms could have a material adverse impact on the growth and revenues of DHX.
Substantially all of DHX’s revenue from digital distribution through WildBrain are derived from advertising revenue from YouTube. In the event that laws or regulations are changed or instituted which impact the ability of YouTube to generate advertising revenue through its service and pass a portion of such revenue on to the copyright owners of content distributed via YouTube, DHX’s revenue from digital distribution may be materially adversely impacted. Additionally, there is risk that YouTube may be subject to claims relating to advertising to children, whether instituted by a governmental entity or otherwise, in which case they may change their approach to providing content with advertising to children. Independent of such risk, YouTube may also change its service or amend applicable contractual terms. In either of such instances, DHX’s revenue from digital distribution may be materially adversely impacted.
Risks Related to Television Broadcasting
The CRTC’s decisions following the Let’s Talk TV consultation are expected to have an impact on the manner in which broadcasting distribution undertakings package and promote television services and also to increase competition between television services. The manner in which these changes are made could have a material adverse impact on the revenues of DHX.
Starting in March 2016, broadcasting distribution undertakings are required to offer all discretionary television programming services (which includes all services other than those that are required to be distributed as a part of the basic service and some other exceptions) either on an à la carte basis or in small, reasonably priced packages. As of December 2016, BDUs are required to offer all services both on an à la carte basis and in small, reasonably priced packages.
The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages through which DHX Television’s services have typically been offered is not yet fully known. If DHX Television’s services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX’s revenue.
Loss of applicable licences for DHX Television, or changes to the terms of these licences, could have a material adverse effect on the revenues of the Company attributable to its television broadcasting activities.
DHX Television operates under three broadcast licences issued by the CRTC, which are required to operate the broadcasting undertakings held by DHX Television. The Category A licences for Family Channel and Family Jr. and the Category B licence for Télémagino were recently renewed as discretionary services for a period of five years, expiring in 2023.
At this time, all larger, licensed Canadian BDUs must carry channels that hold Category A licences in the appropriate language market. The CRTC has stated that it intends to remove this requirement for independent Category A licences starting as of September 1, 2018. As such, at Family Channel’s licence renewal it lost its Category A licence effective September 1, 2018. The change in status of the Family Channel Category A licence or other loss thereof could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.
In addition, the CRTC licences carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of DHX Television. Moreover, in past years, previous owners of DHX Television were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX may share these expenditures across its four services. However, it does not the same scale as the previous owner of such services and, therefore, does not receive the same benefit from this licence condition.
The inability of the Company to renew distribution affiliation agreements with BDUs on similar terms or at all, or the loss of certain significant customers, could have a material adverse effect on revenues of DHX Television.
DHX Television is dependent on BDUs, including cable, Direct to Home, Internet Protocol TV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect or at all. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.
The majority of DHX Television’s subscriber base is reached through a small number of very significant customers. DHX Television generally enters into long-term contracts (typically three years) with its customers, however, there is always a risk that the loss of an important relationship would have a significant impact on any particular business unit.

The rebranding of DHX’s television channels and resulting change in content may negatively affect the Company’s relationship with its BDU partners and impact its ability to negotiate terms and conditions when distribution affiliation agreements are up for renewal.
Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on DHX’s business, financial condition or operating results.
DHX’s television broadcasting operations are subject to federal government regulation, including the Broadcasting Act. The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licences, and approves certain changes in corporate ownership and control of broadcast licencees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC’s website at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC’s jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.
The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.
Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to “Description of Capital Structure” above. Any failure to comply with such limits could result in the loss of the broadcast licences held by DHX Television. In October 2014 DHX effected the Share Capital Reorganization in order to address this risk concerning Canadian ownership and control of broadcast undertakings. Additional details concerning DHX’s capital structure can be found above under the heading “Description of the Share Capital”. The Company additionally monitors the level of non-Canadian ownership of its Shares pursuant to its special operating procedures for monitoring share ownership discussed below under “Description of Capital Structure - Restrictions on Non-Canadian Ownership”. The CRTC has not reviewed or approved DHX’s share capital structure and there can be no assurance that the level of non-Canadian ownership of DHX’s shares will be deemed to be within acceptable limits for the purposes of the Broadcasting Act.
DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses, DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.
Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.
Technological changes in broadcasting may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.
With respect to the DHX Television Business, products issued from new or alternative technologies, may include, among other things: TVOD, SVOD, Personal Video Recorders, Mobile Television, Internet Protocol TV and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of OTT content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the “living room”. These technologies may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

The maintenance and growth of the Company’s subscriber bases is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.
Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company’s subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.
DHX Television’s broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company’s existing revenues and inhibit its capacity to grow its subscriber base.
Licences granted by the CRTC to other licencees, the emergence of new indirect and unregulated competitors, and competition for popular quality programming all increase the Company’s competition for viewers, listeners, programming and advertising dollars.
The CRTC issues new licences for a variety of services on a constant basis. Competitive licences granted to other licencees increase the competition for viewers, listeners, programming and advertising dollars. The Commission has revised its policies regarding genre protection for Category A services based on its Let’s Talk TV review conducted in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.
In recent years, the previous owner of the DHX Television Business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. DHX Television additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.
Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.
During an economic downturn, there can be no assurance that the Company’s broadcast licences and goodwill value would not be adversely affected following changes in assumptions used to support the discounted future cash flows calculated by DHX to assess the fair value.
As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2018, the broadcast licences and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licences and/or goodwill value might be impaired. The fair value of broadcast licences and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licences and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licences and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licences and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.
As television broadcasting is a relatively new business for the Company, it may be less successful in implementing its business strategy than a more seasoned broadcasting entity.
Television broadcasting is a relatively new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition of DHX Television), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in the Annual Information Form and Management Discussion and Analysis of the Company for the year ended June 30, 2018 about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history in the broadcasting industry. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.
Seasonality
Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.
The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior Management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.
The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
In its annual filings dated September 24, 2018, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2018, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.
There were no changes in internal controls over financial reporting during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
Non-GAAP Financial Measures
In addition to the results reported in accordance with IFRS as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA and Gross Margin.
“Adjusted EBITDA” means earnings (loss) before interest, income taxes, amortization of property & equipment and intangible assets, amortization of acquired and library content, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs/acquired and library content, and also includes adjustments for other identified charges, as specified in the accompanying tables. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.
“Gross Margin” means revenue less direct production costs and digital costs, expense of film and television programs, and expense of film and broadcasting rights for broadcasting (per the financial statements). Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

Reconciliation of Historical Results to Adjusted EBITDA
Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Fiscal	Fiscal
	Q4 2018[1]	Q3 2018[1]	Q2 2018[1]	Q1 2018[1]	Q4 2017[1]	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	2018[1]	2017[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Income (loss) before income taxes	(24,568)	(5,763)	13,560	11,514	(22,020)	10,464	7,794	1,999	(5,257)	(1,763)
Interest expense, net[2]	13,193	11,266	12,138	11,387	4,360	4,682	4,639	4,292	47,984	17,973
Amortization[3]	6,252	6,122	5,892	5,908	5,062	4,619	4,059	3,825	24,174	17,565
Amortization of acquired and library content	3,770	4,456	3,791	3,899	2,359	2,355	2,526	3,301	15,916	10,541
Share-based compensation expense	(176)	913	1,019	1,194	1,497	1,479	1,601	1,290	2,950	5,867
Finance expense (gain) excluding interest, net[2]	8,349	6,948	(5,575)	(11,148)	22,046	(1,130)	2,067	(502)	(1,426)	22,481
Acquisition costs	—	—	—	—	9,695	—	—	—	—	9,695
Write-down of certain investment in film and television	10,102	875	1,050	—	12	1,081	447	—	12,027	1,540
Development, integration and other	2,029	4,567	2,373	1,585	660	1,303	846	626	10,554	3,435
Adjusted EBITDA[1]	18,951	29,384	34,248	24,339	23,671	24,853	23,979	14,831	106,922	87,334
Portion of EBITDA attributable to non-controlling interests[4]	(2,979)	(2,671)	(2,236)	(1,551)	—	—	—	—	(9,437)	—
Adjusted EBITDA attributable to DHX Media1 & 4	15,972	26,713	32,012	22,788	23,671	24,853	23,979	14,831	97,485	87,334

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.
2Finance expense per the financial statements has been split between its interest and non-interest components.
3Amortization is made up of amortization of P&E and intangibles.
4For Q4 2018, net income attributable to non-controlling interests was $2.4 million, comprised of $3.0 million which was included in Adjusted EBITDA and ($0.6) million of which is not included in Adjusted EBITDA. For Q3 2018, net income attributable to non-controlling interests was $1.63 million, comprised of $2.67 million which was included in Adjusted EBITDA and ($1.04) million of which is not included in Adjusted EBITDA. For Q2 2018, net income attributable to non-controlling interests was $1.83 million, comprised of $2.24 million which was included in Adjusted EBITDA and ($0.41) million of which is not included in Adjusted EBITDA. For Q1 2018, net income attributable to non-controlling interests was $1.42 million, comprised of $1.55 million which was included in Adjusted EBITDA and ($0.13) million of which is not included in Adjusted EBITDA.

Reconciliation of Historical Results to Gross Margin
Gross Margin is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Gross Margin should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Fiscal	Fiscal
	Q4 2018[1]	Q3 2018[1]	Q2 2018[1]	Q1 2018[1]	Q4 2017[1]	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	2018[1]	2017[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Income (loss) before income taxes	(24,568)	(5,763)	13,560	11,514	(22,020)	10,464	7,794	1,999	(5,257)	(1,763)
Interest expense, net[2]	13,193	11,266	12,138	11,387	4,360	4,682	4,639	4,292	47,984	17,973
Amortization[3]	6,252	6,122	5,892	5,908	5,062	4,619	4,059	3,825	24,174	17,565
Amortization of acquired and library content	3,770	4,456	3,791	3,899	2,359	2,355	2,526	3,301	15,916	10,541
Selling, general, and administrative	23,156	22,501	20,717	19,826	18,030	18,820	19,640	17,643	86,200	74,133
Finance expense (gain) excluding interest, net[2]	8,349	6,948	(5,575)	(11,148)	22,046	(1,130)	2,067	(502)	(1,426)	22,481
Acquisition costs	—	—	—	—	9,695	—	—	—	—	9,695
Write-down of certain investment in film and television	10,102	875	1,050	—	12	1,081	447	—	12,027	1,540
Development, integration and other	2,029	4,567	2,373	1,585	660	1,303	846	626	10,554	3,435
Gross Margin[1]	42,283	50,972	53,946	42,971	40,204	42,194	42,018	31,184	190,172	155,600

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.
2Finance expense per the financial statements has been split between its interest and non-interest components.
3Amortization is made up of amortization of P&E and intangibles.

Additional Information
Additional information related to DHX Media, its business and subsidiaries, including its Annual Information Form is available on SEDAR at www.sedar.com.